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02049323

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Philodrill Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2579 FISCAL YEAR 12-31-01

*Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 8/16/02

File No. 82-2579

the philodrill corporation
2001 annual report

Contents

Financial Highlights

(In Thousands of Pesos)

	December 31		
	2001	2000	1999
FOR THE YEAR			
Revenues from Petroleum Operations	**35,090**	44,089	23,442
Investment Income	**29,381**	43,618	38,682
Interest and Other Income	**13,315**	14,176	20,319
Net Income (Loss)	**(21,138)**	26,297	11,260
AS OF END OF YEAR			
Total Assets	**2,617,334**	2,614,381	2,720,110
Current Liabilities	**411,311**	430,632	396,159
Net Worth	**2,206,024**	2,183,749	2,323,952
Authorized Capital	**1,550,000**	1,550,000	1,550,000
Issued and Subscribed Capital	**1,534,950**	1,534,950	1,534,950
Treasury Stock	**63,179**	–	–

Letter to Stockholders

Dear Fellow Stockholders:

We are pleased to submit your company's Financial and Operating Report for the calendar year ended December 31, 2001.



FINANCIAL PERFORMANCE

Your company incurred a net loss of ₱21.1 million in 2001 compared to a net income of ₱26.3 million in 2000. From the previous year's level, gross revenues declined by ₱24.1 million while operating, overhead and interest expenses went up by ₱23.4 million. The drop in revenues was accounted for mainly by the lower income from petroleum operations, which was down by ₱9.0 million, and the absence in 2001 of a non-recurring dilution gain of ₱10.7 million in 2000 relating to your company's investment in EDSA Properties Holdings, Inc. (EPHI). The nature of this gain was explained in last year's annual report. With regard to petroleum revenues, the decline was caused primarily by the lower production output from the existing offshore Palawan oilfields, particularly Matinloc, as will be explained in the latter part of this report. Another contributory factor was the lower crude prices which prevailed in 2001.

Out of the ₱23.4 million increase in total expenses in 2001, ₱10.0 million was due to a higher level of interest and other debt-related costs, while another ₱10.5 million represents a non-recurring write-off of deferred exploration costs relating to the Sibutu Project under Geophysical Service and Exploration Contract (GSEC) No. 87, which we chose not to renew when the contract expired on July 31, 2001 upon the recommendation of our technical staff and with the consent of the other partners in the consortium. This write-off is in compliance with generally accepted accounting practices in the country.

Your company's total assets of ₱2.6 billion as of the end of 2001 remained at the same level as it was last year. While current assets and deferred costs went up by ₱12.5 million and ₱9.5 million, respectively, the carrying value of our investments decreased by ₱21.3 million. This decline was caused mainly by Penta Capital's accelerated booking of bad loan provisions as mandated by the Bangko Sentral ng Pilipinas. Since your company as 40% owner of Penta Capital equitizes its share in the profits and losses of this company, we had to pick up our corresponding equity share in the loan provisions made by Penta Capital. Despite the accelerated take-up of the loan valuation reserves, Penta Capital remains as a profitable and financially stable company whose operations are expected to improve this year.

Your company's liabilities went down by ₱19.3 million from last year's level. In particular, the outstanding balance of loans payable declined by almost ₱30 million to ₱318.6 million as a result of the partial payments that we have made during the year. Your company is carefully considering the various options available in order to reduce substantially, if not eliminate, the existing debt and interest burden. However, we realize that in view of the expected magnitude and impact of any actual decision that we might eventually make in this regard, we need to proceed with caution and proper timing in order to optimize the benefit to your company.

Stockholders' equity increased by ₱22.3 million despite the ₱21.1 million loss incurred in 2001 and the ₱35.5 million adjustment to retained earnings representing your company's equity share in the accelerated loan provisions booked by Penta Capital as explained earlier. The increase was due mainly to the additional paid in capital generated from subscription payments made during the year.

On October 31, 2001, your company conducted an auction sale of delinquent stock subscriptions. The auction was made after several extensions of the deadline for payment of subscription calls had been granted upon the request of stockholders who needed more time to settle their accounts. Unfortunately, your company was not in a position to accommodate further extensions in view of its own pressing cash requirements. We therefore felt constrained to make the painful but necessary decision to declare the unpaid subscriptions delinquent and to sell them during the auction. In the absence of other bidders, your company acquired the auctioned subscriptions, totaling 120.6 million shares and costing ₱63.2 million, as treasury stock. These shares could be a potential source of funds for the company inasmuch as the company could resell them to interested investors. As of this writing, your board of directors has approved a resolution authorizing the sale of the treasury shares under certain terms and conditions.

PETROLEUM OPERATIONS

Crude oil output of 309,251 barrels from the offshore Palawan oil wells in 2001 was 26% lower than the previous year's level. The Nido oilfield continued to be produced cyclically, although at a reduced rate, but the major decline occurred in the Matinloc oilfield where the operator, Alcorn, encountered technical problems that forced curtailment of production. Due to water intrusion problems, the North Matinloc field continued to be out of commission starting from the last quarter of 2000 up to the present.

Alcorn has implemented a production-logging program for the Matinloc wells preparatory to the design of a recompletion scheme which could enhance the productivity of the oilfield. In order to minimize the financial burden on the consortium that this project would entail, Alcorn has entered into an agreement with a foreign shipping contractor under which the latter has agreed to fund the capital outlay for the program to be repaid from a share in future revenues to be derived from increased crude production.

With regard to your company's exploration projects, we continue to focus our efforts on our campaign, together with the other remaining members of the local petroleum exploration industry, to invite foreign oil explorationists to acquire equity participations in the various projects that we are involved in exchange for a mutually acceptable work program as approved by the Department of Energy (DOE). We have so far made relatively slow but steady progress in this regard, although we still await all-out government support through the passage of the Revised Oil Exploration and Development Act, which has remained pending in Congress for some time now. This proposed new law contains a package of new technical and fiscal incentives designed to regenerate interest and spur new initiatives towards the exploration and development of hydrocarbon-prone areas in the country. As a member of the Petroleum Association of the Philippines (PAP), your company is actively supporting efforts towards getting the Philippine Government to see through the early passage and approval of this important bill as a means to revive domestic oil exploration, which is a vital component of the government's long-term energy program.

The Service Contract (SC) 14 consortium in which your company is a major participant has been in talks with Shell Philippines Exploration (SPEX) involving a possible farm-in to Block C of the contract area, which covers the Galoc and West Linapacan oilfields. Another foreign company that has expressed keen interest in the Galoc area is Union Oil of California (UNOCAL).

Galoc is a relatively mid-sized oil discovery which has been the subject of an extended production test several years ago but has remained undeveloped, while West Linapacan is another major discovery which was developed and put into production in 1992 but was shut down in early 1996 due to reservoir problems which adversely affected the project's viability. SPEX and UNOCAL have been furnished the relevant technical data and are now undertaking their study preparatory to making a decision whether to finalize their farm-in participation in the block.

The same situation holds true for SC 6A where your company as operator has entered into a preliminary agreement (MOU) with Rock Oil International, Inc. (ROII) for a farm-out of the northern half of the block where previous drillings have confirmed the presence of hydrocarbons. The 3D seismic data covering this area have been furnished to ROII, which has commissioned an independent contractor to reprocess and evaluate the data. The results of this study is expected within the second half of 2002 and should the outcome be favorable, ROII's farm-in should be finalized shortly afterwards.

In the Sulu Sea area under SC 41 where UNOCAL is operator, we have received the post-drilling results of the Wildebeest-1 well which was drilled in July 2000 in Block B where your company is not a participant. The interpretation of the results has in effect upgraded the large Rhino Prospect in Block A where we have equity. The DOE has granted the consortium an extension up to April 2003 for a well commitment. Meanwhile, negotiations for a possible farm-out are underway. In view of the promising potential of Block A, your company has decided to acquire its pro-rata share in the equity participations relinquished by two withdrawing partners, Preussag and MMC. As a result, our participation in this service contract has increased from 5.42% to 9.03%.

With regard to GSEC 75 which covers the Central Luzon area, after a series of negotiations, the operatorship of the block together with the participating interests of the original consortium members were turned over to government-owned PNOC- Energy Development Corporation (PNOC-EDC) in exchange for the latter's undertaking to drill the consortium's commitment well. However, the non-participating partners, which include your company, were given a buyback option under certain terms and conditions, which option has not been exercised to-date. PNOC-EDC proceeded to drill the Victoria – 3 well in December 2001 and conducted three drill stem tests which failed to produce significant hydrocarbons. The well was subsequently plugged and abandoned as a dry well on March 11, 2002.

In onshore Mindoro under GSEC 98, our exploration efforts are being hampered by existing security threats to personnel for which we have requested the DOE and the local government for help in resolving the problem. We have also filed with the DOE a request for a one-year moratorium on our work commitments under the GSEC. This should enable the consortium to work out the existing problems and at the same time pursue a suitable farm-out arrangement.

OTHER INVESTMENTS

EDSA Properties Holdings, Inc. (EPHI) weathered the difficult business conditions and attained a strong revenue and profit growth in 2001. The company's decision to acquire an equity investment in KSA Realty Corporation (KSA), owner of The Enterprise Center building in Makati's central business district, started to pay off in 2001 when EPHI booked a substantial equity share in KSA's profits, which supplemented the rental income from the shopping mall and the hotel. As a result, EPHI posted a record ₱223.5 million net income for the year.

EPHI is optimistic about the prospects of further improvement in the company's profitability in view of the emerging signs of recovery in the domestic economy. Additional revenues are expected as a result of the renovation of the shopping mall as well as the increasing occupancy rate of The Enterprise Center. In the light of its strong cash position, EPHI is also preparing to evaluate possible long-term investment options that could further enhance the growth prospects of the company.

Anglo Philippine Holdings Corporation (ANGLO) maintains its holdings in the EDSA Metro Rail Transit (MRT) Project which has become a fast, cheap and convenient mode of transport for commuters. The construction of the second phase of the system, which will enable the rail line to reach Monumento in Caloocan City, should begin next year. When this project is completed in 2004, it is expected to bring about a substantial boost in the MRT system's ridership. ANGLO will also participate in the planned construction of a commercial center over the MRT system's North Triangle depot.

ANGLO has decided to securitize its revenues from the MRT Project in order to improve liquidity and refinance its high-cost short-term borrowings. This program will involve the issuance of long-term debt papers to be secured by the company's future share in the MRT dividends. The initial funds from this project are expected by mid-2002.

In the financial services sector, Penta Capital Investment Corporation posted higher revenues in 2001 although increased operating expenses and loan provisions weighed down the company's profitability. As mentioned in the first part of this letter, Penta Capital has complied with the Bangko Sentral requirements with regard to the setting up of conservative valuation reserves on problem loans based on certain criteria. However, Penta Capital believes that a major portion of these loan provisions will be reversed in 2002 in view of expected positive developments involving some of the loan accounts covered by the provisions.

Penta Capital looks forward to a significant improvement in its business operations in 2002. The company's investment banking division in particular has been working on a number of projects which if successful could generate relatively large amounts of fee-based income. One of these projects is the securitization program for some of the EDSA-MRT III consortium members, which include ANGLO, as reported earlier .

With regard to Atlas Consolidated Mining and Development Corporation (ATLAS), we reported last year that ATLAS has entered into a debt for equity swap agreement with Alakor Corporation (ALAKOR), under which agreement ALAKOR will negotiate on a best effort basis, the settlement of ATLAS' liabilities and provide interim funding to preserve the company's assets and pay for security and other essential services. ALAKOR is presently working on the necessary arrangements with ATLAS' creditors with regard to the debt for equity swap, after which the management of ATLAS will concentrate in putting together the essential components for the rehabilitation and reopening of the Toledo copper mine.

SUMMARY AND OUTLOOK

The year 2001 was a difficult year for your company. After many years of continued growth and profitability, we reported our first operating loss although the amount could be considered manageable relative to the company's retained earnings position. We likewise underwent a period of tight liquidity even while the value of our investments remained far in excess of our liabilities. The business environment in 2002 appears to be as equally challenging as it was last year, although there are positive economic indicators such as the increasing gross domestic product (GDP), stable foreign exchange and interest rates, low inflation rate and emerging investor and consumer confidence. These encouraging developments bode well for your company's non-oil investments, such as Penta Capital, EPHI and ANGLO. With regard to our petroleum operations, we expect to continue generating revenues from the existing producing wells, but the bright prospect for the medium and long-term would be the eventual farm-out of most of the projects that we are involved in. A number of the potential farm-out deals are in a relatively advanced stage, and once these are finalized, exploration activities will resume at a faster pace. This would hopefully bring us closer to the development and production stage for these projects on whose potential we have believed in through these years that we have maintained our participation and involvement.

During both good and difficult times, we have always drawn our courage and inspiration from the support, guidance and loyalty of our shareholders, directors, employees and friends. Once more we take this opportunity to express our deep gratitude and appreciation to all of you, as we commit ourselves to redouble our efforts to achieve better growth and profitability for your company in the coming years.

ALFREDO C. RAMOS
Chairman & President

May 31, 2002

Petroleum Projects

SERVICE CONTRACT NO. 6A (Octon)

In February 2001, the SC6A entered into a Memorandum of Understanding (MOU) with Rock Oil International Inc. (ROII), a U.S.-based exploration company.

The MOU outlined the work obligations and the commercial terms of the proposed farm-out of the northern half of the block and will be eventually replaced by a more comprehensive Farm-out Agreement. The MOU stipulates a staged equity-earning program for ROII, under which an initial 5% equity was earned by ROII upon the execution of the MOU. Subsequently, ROII shall have six (6) months upon receipt of the 3D seismic data to complete a study and special processing of the 3D data volume set in order to determine the optimum location for the exploratory wells. ROII shall earn additional equity in the farm-out block by drilling two to three wells. The earned equity from the drilling of the wells shall vary with the depth of the wells drilled as follows:

3000 ft. or less	:	20%
3000 ft. to 6000 ft.	:	25%
6000 ft. or deeper	:	30%

ROII may earn an additional 10% equity interest by arranging for development financing, in case of commercial discovery. ROII will however ensure that the Filipino participation shall not fall below 30% in order to preserve the full Filipino Partners Incentive Allowance under the Service Contract.

Geco-Prakla has delivered the 3D seismic data tapes to Emerald Geo Research Group which ROII had commissioned to reprocess the data. The results from this study are expected towards the middle of 2002 and should the outcome be favorable, drilling preparations are expected to commence shortly afterwards.

SERVICE CONTRACT NO. 6B (Cadlao/Bonita)

Operations at the Cadlao field remain suspended throughout 2001. As mentioned in last year's report, operator Alcorn received an offer from Chuan-Hup, a Singapore-based marine transport contractor, to finance the cost of a feasibility study to determine the viability of resuming production from the field in return for a production fee or share in oil production. It is believed that the field still has residual reserves of around 4.0 million barrels of oil (MMBO) which could be tapped using low-cost production options.

An initial agreement was worked out with Chuan-Hup, however, after the September 11, 2001 incident and the erratic trend in world crude prices, the project was deferred.

SERVICE CONTRACT NO. 14 (Nido, Matinloc, Galoc/West Linapacan)

The total oil production from the Nido, Matinloc and North Matinloc fields in 2001 amounted to 309,251 barrels, a decrease of 25.5% from the previous year's combined output of 415,306 barrels. A combination of reservoir problems particularly at the Matinloc M3 well, the shutting down of the North Matinloc well, and operational difficulties contributed significantly to the decline in production.

2001 Crude Oil Production Summary (in barrels)

	Nido	Matinloc	N. Matinloc	Total
January	13,082	21,316	0	34,398
February	15,995	19,338	0	35,333
March	14,260	20,786	6	35,052
April	12,605	21,998	0	34,603
May	0	16,181	0	16,181
June	26,055	21,570	0	47,625
July	0	10,139	0	10,139
August	0	6,406	0	6,406
September	26,561	6,559	0	33,120
October	13,579	5,862	0	19,441
November	14,140	0	0	14,140
December	13,205	9,608	0	22,813
Total	**149,482**	**159,763**	**6**	**309,251**

The consortium's efforts to invite new foreign partners to help undertake exploration and development programs in the block continued during the year. Australian partner Nido Petroleum helped negotiate with seismic contractor Geco-Prakla for substantially lower licensing fees to be charged to prospective farminees for the 3D seismic data covering the SC14 block. The license fee reduction eliminated a major obstacle in the consortium's farm-out campaign.

In 2001, the consortium received and accepted two proposals for a possible farm-in into the SC 14C block (Galoc and West Linapacan). Shell Philippines Exploration (SPEX) has acquired and is now undertaking a review of the 3D seismic data over the West Linapacan and Galoc areas. The review has suffered some delay due to the transfer and consolidation of SPEX's Exploration and New Ventures group in Houston, Texas.

The West Linapacan field which was shut-in in 1996 due to water influx has attracted the interest of SPEX because of its knowledge of carbonate reservoirs acquired from extensive studies of its own Camago-Malampaya Nido reservoir. The result of reservoir studies which had been previously conducted in West Linapacan pointed to recoverable reserve estimates of over 100 MMBO of which only more than 8 MMBO had been produced at the time that the field was shut down. With proper understanding of the reservoir fracture system and the application of proper drilling and completion techniques, SPEX feels that the reopening and economic production of the field may still be feasible.

Another foreign exploration company which took interest in SC 14 was Union Oil of California (UNOCAL), which purchased viewing rights to the 3D seismic data over the Galoc field. UNOCAL is expected to complete its evaluation within the second quarter of 2002.

The availability of 3D seismic over the field and the advent of more cost effective drilling and horizontal completion techniques make the Galoc field a prime candidate for development, with its indicative recoverable reserves of more than 50 MMBO. Should UNOCAL's entry into SC 14 materialize, the company's expertise in low-cost drilling and development would be a major contribution in the future development and operation of the Galoc field.

SERVICE CONTRACT NO. 41 (Sulu Sea)

In November 2000, BP Arco announced its withdrawal from the consortium effective January 16, 2001. Despite UNOCAL's expressed willingness to assume all of BP Arco's 30% participating interest, Philodrill, together with some Filipino partners, opted to acquire their pro-rata share of the relinquished BP Arco equity. Philodrill now holds 5.41886% equity in SC 14 Block A.

During the February 2001 consortium meeting, the partners were apprised of the post-well results of the Wildebeest-1 drilling. The well was drilled in July 2000 in the Block B area of SC 41 where Philodrill has no participating interest. Although the well failed to intersect substantial thickness of sandstones, four oil samples were recovered from tests from 7,292.5 and 8,139 feet RKB. The samples came from thin sandstones of Upper Miocene age. Analysis of the oils revealed a terrestrial provenance with no marine contribution, low sulfur, low asphaltene with API gravity of 38 and 42 degrees.

Based on the result of these findings, the former interpretation of a marine source for the basin was downgraded. This development has improved the potential of the Rhino prospect, a relatively large drillable structure located in Block A in which Philodrill is a participant. UNOCAL's re-mapping of the reprocessed 3D seismic has defined the Rhino structure as two fault-closed structures identified as the East and West Rhino prospects.

The drilling of the Rhino well had to be put on hold because of the relatively heavy financial burden imposed on UNOCAL by its takeover of most of ARCO's equity following its withdrawal from the consortium. The Department of Energy (DOE) approved the consortium's request for a one-year extension to April 2003 to make a well-drilling commitment. This extension should give UNOCAL ample time to negotiate and finalize a farm-out. Negotiations are underway for the possible entry of a foreign exploration company into the block.

GSEC NO. 75 (Central Luzon)

The DOE granted joint operators – Vulcan Industrial Mining Corporation and Anglo Philippine Holdings Corporation – an extension of the drilling deadline until July 31, 2001 on condition that the commitment well, Victoria – 3, would be spudded on or before the deadline date. This would give ample time for the consortium to finalize farm-in talks with PNOC – Energy Development Corporation (PNOC-EDC).

Due to a competing farm-in offer received from a Canadian exploration firm, TVI/TG, towards the end of the year 2000, the PNOC-EDC farm-in was put on hold. The consortium decided that the TVI/TG farm-in proposal was more attractive than the PNOC-EDC offer, although the nominated drilling target was the East San Agustin Prospect instead of Victoria – 3. The TVI/TG proposal was then accepted by the majority of the consortium members. However, the consortium's request to move the committed well from Victoria – 3 to East San Agustin was subsequently turned down by the DOE, leaving the consortium with no alternative but to renegotiate with PNOC-EDC for the drilling of Victoria – 3.

After protracted negotiations, a compromise arrangement was arrived at by the parties. Under the agreement, the original consortium members would turn over their participating interests to PNOC-EDC which would then assume 100% of the cost to drill the Victoria – 3 well. However, the original consortium members were given the option to buy back up to 10% equity at a price equal to ten times of the actual cost within 30 days after the submission of the well completion report.

The Victoria – 3 well was spudded on December 1, 2001 and reached a total depth of 9,006 feet on January 11, 2002. Three drill stem tests (DST) were conducted by PNOC-EDC. The first two tests did not flow any hydrocarbon to the surface. The third DST zone (5,175 ft. to 5,505 ft.) flowed hydrocarbon gas after the well was injected with nitrogen gas. After extensive attempts to clean up the formation and stimulate hydrocarbon flow failed, the well was plugged and abandoned as a dry well on March 11, 2002.

GSEC NO. 98 (Onshore Mindoro)

The DOE granted an extension of the contract through to June 23, 2002 to enable the consortium to accomplish its work commitments for the block. This involves the completion of the necessary pre-drilling geologic studies and other related activities. Implementation of these programs had been delayed because of differences with PNOC-Exploration Corporation (PNOC-EC) with regard to certain provisions in the Joint Operating Agreement (JOA) as well as the presence of security threats to field personnel posed by a local organization based in Mindoro province.

The legal differences between PNOC-EC and the consortium was eventually resolved when PNOC-EC refused to sign the JOA and opted to withdraw from the consortium when its demand for a one-well carry, up to testing, was not granted.

With regard to the security threat posed by the Mindoro-based organization, Philodrill sought the help of the DOE to address the problem. The group claimed to have discovered oil reserves in the area and demanded that they be entitled to royalties and finder's fees, among other financial benefits. Philodrill organized a DOE-led consultation meeting with provincial and municipal government officials in order to address the problem in preparation for the commencement of the geologic and geochemical field programs. The focus of these field programs is the prospect areas in Areas B and C located in south-central Mindoro Island.

Despite the difficulties, Philodrill managed to develop an exploration model for the southwest Mindoro onshore area. Reviewing all the data from fieldwork, previous wells and seismic data, a depositional model for the target Eocene horizon was developed. This improved the chances of the prospects in areas C and B of the block, by predicting sand-rich fairways located in some of the mapped anticlinal targets in these areas particularly prospects B3 and C1/C3 (Pandayan Gas Seep). These prospects have estimated recoverable reserves of 11 and 13 MMBO respectively.

In August 2001, Philodrill conducted an initial scoping survey with the assistance of a drilling consultant, on the projected cost of drilling these identified prospects. Initial estimates range from about US$1.5 to 2.0 million for drilling to a depth of between 5,000 to 7,000 feet. These are considered reasonable rates for onshore wells. However, given the difficult financial situation and continued security threats to our field personnel, continued work to mature these prospects as well as the pre-drilling environmental and information and education campaign have been put on hold. Philodrill is also actively seeking potential farm-in parties to take up the slack and move the project forward.

SWAN BLOCK (Northwest Palawan)

The SWAN block consists of four sub-blocks namely West Culion (Block A), Alava (Block B), North Calamian (Block C) and Northwest Malampaya (Block D). Philodrill acquired operatorship of the entire SWAN block when the former GSEC 86 (Northwest Malampaya - Block D) and GSEC 83 (West Culion - Block A, Alava - Block B and North Calamian - Block C) were merged following Occidental Petroleum's withdrawal from the Philippines in 1999. Philodrill has the following equity participation in the various blocks:

Block A (West Culion)	- 35.631%
Block B (Alava)	- 16.190%
Block C (North Calamian)	- 14.693%
Block D (Northwest Malampaya)	- 50.000%

The SWAN block being located in the deepwater area of the NW Palawan basin, Philodrill entered into a strategic alliance with UNOCAL in order to promote a farm-out and enable the drilling of one of the primary prospects in the block. UNOCAL has thus been actively promoting the area to prospective partners.

The primary prospects in the SWAN block are the Santa Monica and the Ipil structures both located in Block D (Northwest Malampaya). The Santa Monica structure is the larger of the two with an areal closure of 83 square kilometers and a vertical relief of 457 meters. The recoverable reserves for this feature are placed at 193 MMBO. The Ipil prospect which lies at the southernmost part of the block has an areal closure of about 47 square kilometers and a vertical closure of 122 meters. The Ipil structure's recoverable reserves are estimated at 134 MMBO.

For the most part of 2001, Philodrill made technical presentations to a number of companies invited by UNOCAL. At this time, no farm-out deals have been finalized. However, UNOCAL remains bullish about the area and the prospects of a farm-out in the near future, possibly within 2002. Should this materialize, it is projected that a 2003 drilling schedule could be worked out.

Southwest Palawan

Shell Philippines Exploration B.V. (SPEX) has sent notification that it had decided to withdraw from the GSEC application over the former GSEC 91 block now pending with the DOE. Global project prioritization was cited as main reason for the withdrawal.

Other Investments

EDSA PROPERTIES HOLDINGS, INC. (EPHI)

EPHI continued to perform strongly in 2001, posting a 9.1% revenue growth over the 2000 level from ₱554.8 million to ₱605.3 million, while net income rose by 37.5 % from ₱162.5 million to ₱223.5 million. The company's traditional rental income from the Shangri-La Plaza mall and the EDSA Shangri-La Hotel was supplemented by its equity share in the profits of KSA Realty Corporation (KSA), which owns The Enterprise Center building in Makati. EPHI's acquisition of a 23.52% equity interest in KSA was completed in December 2000.

Mall rentals posted a 10.8% growth over the previous year's level as the mall renovation program expanded the leasable space and brought about greater accessibility and better mix of tenant stores. On the other hand, rental revenues from the EDSA Shangri-La Hotel decreased by 8.2% due to lower hotel occupancy resulting from the worldwide travel slump as a consequence of the September 11 incident.

The occupancy rate for The Enterprise Center rose from 78% as of end-2000 to 88% by December 2001. EPHI equitized ₱61.8 million as its share in the profits of KSA for 2001. This represents the company's first full-year share in KSA's net income following its decision to invest in KSA in mid-2000.

The company foresees better business prospects in 2002. The continuing renovation program of the Shangri-La Plaza mall is expected to further boost rental revenues, while equitized income from the KSA investment should improve as The Enterprise Center's occupancy level grows on account of its premium location and excellent facilities.

EPHI likewise plans to reevaluate its earlier decision to defer the implementation of its program for medium and long-term strategic investments. With the company's strong financial position, management is undertaking a review of potential investment alternatives that would enhance the company's portfolio of properties in view of emerging signs of recovery in the country's economy.

ANGLO PHILIPPINE HOLDINGS CORPORATION (ANGLO)

ANGLO maintains its core infrastructure investment in the EDSA Metro Rail Transit (MRT) III Project through its 18.6% equity interest in MRT Holdings, Inc. (MRTHI). The ridership volume in Phase I of the MRT system continues to build up steadily, reaching an average of 320,000 passengers per day as of the first quarter of 2002 from the year-ago level of 250,000 passengers per day. Construction of the second phase, which will extend the existing system to Monumento, Caloocan City, is expected to commence in 2003.

In January 2001, ANGLO, together with some of its other partners in the MRT Project, embarked on a securitization program, which aims to enhance the company's financial condition while retaining ownership over its MRTHI shareholdings. The securitization project involves the issuance of bonds or similar long-term debt instruments to be secured by the company's share in future dividends from the MRT Project. Financial closing for the first tranche is expected by mid-2002.

ANGLO indirectly owns a 15.79% stake in MRT Development Corporation (MRTDC) which owns the development rights over the MRT System's North Triangle depot and the airspace over the MRT stations. MRTDC has approved the assignment of its development rights over the depot to North Triangle Depot Commercial Corporation (NTDCC) in exchange for the latter's shares of stock. ANGLO has exercised its pre-emptive right over the NTDCC shares, the proceeds from which will be used to fund the construction of a commercial center which is scheduled to start in 2003.

ANGLO also continues to maintain its interests in bulk water supply ventures through the Bulacan Water Corporation (BWC), which is currently completing the conditions precedent to the project's financial closing. With regard to the proposed Bohol – Cebu Water Supply Project, the approval of the Build – Operate – Transfer (BOT) proposal is currently being awaited from the Bohol provincial government and the Metro Cebu Water District.

PENTA CAPITAL INVESTMENT CORPORATION (PENTA CAPITAL)

Penta Capital posted an impressive revenue growth in 2001, with consolidated gross income increasing by 30% from the previous year's level, from ₱73.6 million to ₱95.5 million. The strength of the company's investment banking operation was the driving force behind the revenue hike, with consultancy and professional fees at ₱65.1 million being 63% higher than the 2000 income from the same source. This reflects the company's successful involvement in a wide range of financial advisory, debt restructuring and refinancing activities during the year.

Notwithstanding the higher level of revenue, consolidated net income for 2001 at ₱9.0 million was 8% lower than the 2000 profit, notably due to increased operating overhead, taxes and loan loss provisions. In its 2001 financial statements, Penta Capital has complied with the latest Bangko Sentral ng Pilipinas circulars calling for the accelerated booking of valuation reserves on problem loan accounts. This conservative approach to debt loss provisioning resulted to a substantial charge against the company's retained earnings, which stood at ₱14.3 million as of year-end 2001. Nonetheless, management is confident that a major portion of these loan provisions would be recovered in 2002 in the light of expected positive developments affecting some of the accounts involved.

Amid expectations of further improvement in the country's political and economic climate in 2002, Penta Capital foresees much better prospects for its lending, treasury, investment banking and other operations, and is optimistic that its operating results for this year would be significantly better than in the previous year.

ATLAS CONSOLIDATED MINING & DEVELOPMENT CORPORATION (ATLAS)

ATLAS entered into a debt for equity swap agreement with Alakor Corporation (ALAKOR) in October 2000. Under this agreement, ALAKOR undertook, on a best effort basis, to negotiate the settlement of ATLAS' liabilities and provide interim funding to preserve the company's assets and pay for essential services while seeking necessary arrangements to put in place the rehabilitation and reopening of the Toledo copper mine. The debt for equity swap when completed will eliminate most of ATLAS' liabilities and will pave the way for the infusion of fresh funds as part of a financial restructuring program for the company.

ATLAS plans to update the Toledo project feasibility study which had previously been prepared for the project in order to bring it to bankable status under international standards. In this regard, ATLAS/ALAKOR has initiated discussions with reputable foreign groups which had offered to update and optimize the study. ATLAS plans as well to negotiate for the subsequent engineering, procurement and construction contracts upon the study's approval and implementation.

Statement of Management's Responsibility for Financial Statements

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements as of December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999. The financial statements have been prepared in conformity with generally accepted accounting principles and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company. SyCip Gorres Velayo & Co., the independent auditors appointed by the Board of Directors and Stockholders, have audited the financial statements of the company in accordance with generally accepted auditing standards and have expressed their opinion on the fairness of presentation upon completion of such audit, in their report to the Stockholders and Board of Directors .

ALFREDO C. RAMOS
Chairman & President

AUGUSTO B. SUNICO
Executive Vice President
& Treasurer

Report of Independent Public Accountants

The Stockholders and Board of Directors
The Philodrill Corporation

SGV & Co

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), Penta Capital Investment Corporation (Penta Capital) and Penta Capital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, Penta Capital and Penta Holdings represent about 50% and 51% of total assets in 2001 and 2000, respectively, and the equity in their net earnings or losses represents about 138% of net loss in 2001, 125% of net income in 2000 and 340% of net income in 1999. The financial statements of EPHI, Penta Capital and Penta Holdings were audited by other auditors whose reports (which are described in paragraphs 3, 5 and 6) have been furnished to us, and our opinion, insofar as it relates to the amounts included for EPHI, Penta Capital and Penta Holdings as shown in Note 6 to the financial statements, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

The reports of the other auditors on the 2001 and 2000 financial statements of EPHI and Penta Holdings were unqualified.

In our auditors' report dated April 26, 2001, our opinion on the 2000 financial statements was qualified because the Company recognized its 2000 equity in net earnings of Penta Capital based on unaudited financial statements of the investee company, the audit of which was not yet completed. Subsequently, the audited financial statements became available. However, the report of the other auditors was qualified as discussed in the following paragraph. Accordingly, our present opinion on the 2000 financial statements with respect to the carrying values and equity in net earnings of Penta Capital as expressed herein, is different from that expressed in our previous report.

The report of the other auditors on the 2000 financial statements of Penta Capital was qualified as discussed in Note 6 to the financial statements because of: (a) nonrecognition by Penta Capital subsidiaries - Penta Capital Finance Corporation (PCFC) (98.75% owned) and Intra - Invest Securities, Inc. (IISI) (50% owned) - of additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax asset of about ₱1.3 million and ₱2.8 million, respectively; and (b) nonrecognition by Penta Capital of allowance for probable losses on the uncollected interests on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9 million. In addition, the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from customers account of IISI has not been completed. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of affiliates, retained earnings and net income for 2000 would have decreased by about ₱4.3 million.

The report of the other auditors on the 2001 financial statements of Penta Capital was qualified as discussed in Note 6 to the financial statements because: (a) Penta Capital and its subsidiaries charged directly against retained earnings the additional valuation reserve on certain assets aggregating to ₱88.7 million, net of corresponding deferred income tax assets of about ₱36.5 million. Such accounting treatment does not conform with generally accepted accounting principles (GAAP); and (b) IISI did not provide an allowance for probable loss on long outstanding due from customers of about ₱7.9 million and the related deferred income tax asset of about ₱2.5 million. In addition, the reconciliation of the long outstanding difference of about ₱2.6 million between the general and subsidiary ledgers of due from customers account has not been completed. Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable loss on long outstanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of affiliates and retained earnings would have decreased by ₱37.7 million in 2001.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfield raises uncertainties as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized costs of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon additional discoveries of oil and gas in commercial quantities and the success of future development thereof.

In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2001 financial statements of charging directly against retained earnings the additional valuation reserve on certain assets and on the 2001 and 2000 financial statements of the nonrecognition of additional allowance for probable losses as discussed in the fifth and sixth paragraphs and except for the effects of such adjustments, if any, as might have been determined to be necessary had the reconciliation discussed in the fifth and sixth paragraphs been completed, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the Philippines.

Sycip Gorres Velayo & Co.

Makati City
April 25, 2002

Balance Sheets

	December 31	
	2001	2000
ASSETS		
Current Assets		
Cash	₱ **307,447**	₱ 3,355,096
Receivables (Note 4)	**116,532,696**	99,207,507
Crude oil inventory	**847,064**	2,583,071
Other current assets	**886,208**	885,291
Total Current Assets	**118,573,415**	106,030,965
Property and Equipment - net (Notes 2 and 5)	**295,699,112**	292,753,811
Investments and Advances (Notes 6, 8 and 12)	**1,417,913,770**	1,439,226,731
Deferred Oil Exploration and Development Cost (Notes 2 and 7)	**783,473,749**	774,017,902
Other Assets	**1,674,239**	2,351,983
	₱ **2,617,334,285**	₱2,614,381,392

	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Loans payable (Notes 8 and 12)	₱ **318,568,019**	₱ 348,205,144
Accounts payable and accrued expenses (Notes 9 and 12)	**86,205,367**	75,271,520
Dividends payable	**4,874,497**	4,874,497
Subscriptions payable	**1,662,742**	2,281,392
Total Current Liabilities	**411,310,625**	430,632,553
Stockholders' Equity		
Capital stock – ₱1 par value		
Authorized - 1.55 billion shares (Note 10)		
Issued (Note 10)	**1,279,962,408**	1,155,209,370
Subscribed (Note 10)	**254,988,034**	379,741,072
Subscriptions receivable	**(23,086,076)**	(172,583,409)
Share in affiliate's revaluation increment (Note 6)	**485,818,990**	486,619,833
Unrealized losses on decline in market value of investments (Note 6)	**(165,321,670)**	(158,702,120)
Retained earnings (Note 6)	**436,841,332**	493,464,093
	2,269,203,018	2,183,748,839
Treasury stock (Note 10)	**(63,179,358)**	–
	2,206,023,660	2,183,748,839
	₱ **2,617,334,285**	₱2,614,381,392

See accompanying Notes to Financial Statements.

Statements of Income

	Years Ended December 31		
	2001	2000	1999
REVENUES			
Petroleum operations (Note 2)	**₱ 35,090,445**	₱ 44,088,877	₱ 23,441,842
Equity in net earnings of affiliates – net (Note 6)	**29,380,676**	32,895,629	38,276,569
Dilution gain (Note 6)	**–**	10,722,073	–
Gain on sale of marketable securities, investments and others	**–**	–	405,555
Interest, dividends and other income (Note 12)	**13,315,448**	14,175,962	20,318,839
	77,786,569	101,882,541	82,442,805
COSTS AND EXPENSES			
Costs and operating (Notes 2, 5 and 13)	**27,757,412**	23,051,693	21,652,943
General and administrative (Notes 5 and 14)	**16,667,917**	18,518,018	18,940,884
Abandonment losses (Notes 2 and 7)	**10,523,321**	–	–
Interest, foreign exchange and other charges (Notes 2, 8 and 12)	**43,437,213**	33,397,639	30,110,937
	98,385,863	74,967,350	70,704,764
INCOME (LOSS) BEFORE INCOME TAX	**(20,599,294)**	26,915,191	11,738,041
PROVISION FOR INCOME TAX (Note 16)	**538,497**	618,103	477,774
NET INCOME (LOSS) (Note 11)	**(₱ 21,137,791)**	₱ 26,297,088	₱ 11,260,267
Earnings (Loss) Per Share (Note 11)	**(₱ 0.01494)**	₱ 0.01713	₱ 0.00734

See accompanying Notes to Financial Statements.

Statement of Changes in Stockholders' Equity

For the Years Ended December 31, 2001 and 2000 and 1999

	Capital Stock (Note 10)				Share in Affiliate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balance at December 31, 1998	₱1,152,892,170	₱382,058,272	₱ –	(₱204,390,661)	₱ –	(₱159,814,209)	₱455,906,738	₱1,626,652,310
Share in affiliates' revaluation increment	–	–	–	–	638,415,628	–	–	638,415,628
Recovery in MV of investment	–	–	–	–	–	44,351,187	–	44,351,187
Net income	–	–	–	–	–	–	11,260,267	11,260,267
Collection of subscriptions receivable	–	–	–	3,272,112	–	–	–	3,272,112
Issuance of capital stock	1,010,846	(1,010,846)	–	–	–	–	–	–
Balance at December 31, 1999	1,153,903,016	381,047,426	–	(201,118,549)	638,415,628	(115,463,022)	467,167,005	2,323,951,504
Decline in MV of marketable securities	–	–	–	–	–	(43,239,098)	–	(43,239,098)
Issuance of capital stock	1,306,354	(1,306,354)	–	–	–	–	–	–
Collection of subscriptions receivable	–	–	–	28,535,140	–	–	–	28,535,140
Net income	–	–	–	–	–	–	26,297,088	26,297,088
Effect of change in the percentage of ownership in revaluation increment	–	–	–	–	(151,795,795)	–	–	(151,795,795)
Balance at December 31, 2000	1,155,209,370	379,741,072	–	(172,583,409)	486,619,833	(158,702,120)	493,464,093	2,183,748,839
Collection of subscriptions receivable	–	–	–	74,004,258	–	–	–	74,004,258
Conversion of subscriptions receivable to notes receivable	–	–	–	12,313,717	–	–	–	12,313,717
Decline in MV of marketable securities	–	–	–	–	–	(6,619,550)	–	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)	–	–	–	–	–	–
Conversion of subscriptions receivable to treasury shares	–	–	(63,179,358)	63,179,358	–	–	–	–
Changes in affiliate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss	–	–	–	–	–	–	(21,137,791)	(21,137,791)
Share in affiliate's adjustments to retained earnings	–	–	–	–	–	–	(35,484,970)	(35,484,970)
Balance at December 31, 2001	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱436,841,332	₱2,206,023,660

See accompanying Notes to Financial Statements.

Statements of Cash Flows

	Years Ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax	**(₱ 20,599,294)**	₱ 26,915,191	₱ 11,738,041
Adjustments for:			
Interest expense	**43,437,213**	33,397,639	30,110,937
Depletion, depreciation and amortization	**5,088,835**	3,969,749	4,556,066
Interest income	**(9,097,605)**	(6,169,934)	(9,314,319)
Equity in net earnings of affiliates – net	**(29,380,676)**	(32,895,629)	(38,276,569)
Dilution gain	**–**	(10,722,073)	–
Unrealized foreign currency exchange losses	**–**	–	126,796
Gain on sale of marketable securities, investments and others – net	**–**	–	(405,555)
Operating income (loss) before working capital changes	**(10,551,527)**	14,494,943	(1,464,603)
Decrease (increase) in:			
Accounts with contract operator/partners	**6,885,579**	(8,233,556)	(13,265,951)
Crude oil inventory	**1,736,007**	(2,583,071)	–
Other current assets	**(917)**	14,164	(795,464)
Increase (decrease) in:			
Accounts payable and accrued expenses	**10,774,297**	3,695,506	(20,800,417)
Dividends payable	**–**	–	990
Cash generated from (used in) operations	**8,843,439**	7,387,986	(36,325,445)
Interest received	**2,291,541**	155,404	7,264,552
Income taxes paid	**(603,551)**	(365,955)	(413,441)
Interest paid	**(43,212,609)**	(33,645,851)	(30,275,582
Net cash used in operating activities	**(32,681,180)**	(26,468,416)	(59,749,916)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	**7,963,478**	19,738,589	26,661,207
Decrease (increase) in:			
Other assets	**677,744**	725,440	(2,706,267)
Receivables – others	**(5,090,986)**	(3,456,629)	8,011,275
Additions to:			
Marketable securities, investments and advances	**(175,204)**	(55,838)	(29,130)
Property and equipment – net	**(8,034,136)**	(22,459,410)	(7,835,424)
Deferred oil exploration and development costs – net	**(9,455,847)**	(28,470,719)	(49,745,075)
Proceeds from sale of marketable securities, investments and others	**–**	–	87,600,000
Payment of subscriptions	**–**	–	(942,974)
Net cash provided by (used in) investing activities	**(14,114,951)**	(33,978,567)	61,013,612
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Subscriptions receivable	**₱ 74,004,257**	₱ 28,535,140	₱ 3,272,112
Loans	**–**	38,042,329	20,000,000
Payments of:			
Loans	**(29,637,125)**	(7,215,049)	(21,501,961)
Subscriptions payable	**(618,650)**	–	–
Dividends	**–**	(52,843)	–
Net cash provided by financing activities	**43,748,482**	59,309,577	1,770,151
NET INCREASE (DECREASE) IN CASH	**(3,047,649)**	(1,137,406)	3,033,847
CASH AT BEGINNING OF YEAR	**3,355,096**	4,492,502	1,458,655
CASH AT END OF YEAR	**₱ 307,447**	₱ 3,355,096	₱ 4,492,502

See accompanying Notes to Financial Statements.

Notes to Financial Statements

1. General

The Philodrill Corporation (the Company) was incorporated in the Philippines and is involved in the business of oil exploration and production. The average number of employees of the Company was 32 in 2001 and 33 in 2000.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum Bldg., 125 Pioneer Street, Mandaluyong City.

2. Business and Operations

The Company, together with other participants (collectively referred to as "Contractor"), entered into a Service Contract [designated as Service Contract No. 14 (SC14)] and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated in offshore Palawan where oil discoveries were made. The Company's petroleum revenues and production and related expenses are derived from this Service Contract (SC).

Production activities in the West Linapacan Oilfield (WLO) remained on suspension mode. However, small-scale production continued in the other areas of SC14, particularly Nido, Matinloc and North Matinloc, during the year.

Pursuant to the farm-in agreement executed between the SC14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC14 as a result of the assignment are as follows: Block A – 20.317%; Block B – 25.745%; Block C – 19.450%; and Block D – 18.800%.

The results of the 3D seismic survey is very encouraging and has yielded additional information critical to a better understanding of the geological structure of the contract area. Of particular interest, the seismic survey confirmed earlier 2D seismic interpretation of the Galoc feature suggesting a structural closure in excess of 4,000 acres and recoverable reserve estimates in the range of 24 million to 75 million barrels of oil. With the rapid advancement in deepwater drilling and production technology, the cost of drilling and producing Galoc have fallen dramatically, thus, improving its economic viability. Alcorn (Production) Philippines, Inc., as operator of SC14, has recommended the conduct of certain studies to properly assess the location of a well which the SC14 consortium is planning to drill in Galoc at the appropriate time.

The SC14 consortium is currently negotiating with foreign oil companies for a possible farm-out arrangement in Block C of SC14. The deal will focus on the Galoc oilfield and may include the following work obligations for the prospective farminee:

1. A single development study for Galoc using the recent 3D data mentioned in the previous paragraph. Depending on economic merits, the farminee will have the option to do a joint development study for Galoc and Octon, an adjacent field located in SC 6A.
2. Drilling of a 2-well program with one extended production test for several months.

The farm-out arrangement will not include the producing oilfied like Nido, Matinloc and North Matinloc in SC14 as well as the suspended Cadlao oilfied in SC6.

The profitability of petroleum operations and full recovery of unamortized costs of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the discoveries of additional oil and gas in commercial quantities and the success of future development thereof.

The Company is also a participant in SC6 A and in several GSECs entered into with the Philippine Government, through the DOE, to conduct exploration, development and exploitation activities in the designated contract areas.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor.

GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) are presently awaiting the DOE's decision on the request to either extend the current NEGP or grant another 6-months NEGP over the areas. The Company believes that a favorable response will be obtained from the DOE on its application. The DOE is requiring Vulcan, Basic, Anglo, South China and South West Resources to update their financial statements in order for them to qualify as participants in GSEC application. The letter of the DOE was forwarded to the concerned applicants. The current NEGP expired last March 15, 2001.

As discussed in Note 7 to the financial statements, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

3. Summary of Significant Accounting Policies

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines under historical cost convention, except that the crude oil inventory is stated at market.

Adoption of New Statements of Financial Accounting Standards (SFASs)
The Company adopted the following SFASs which became effective on January 1, 2001:

- SFAS No. 1 (revised 2000), Presentation of Financial Statements;
- SFAS No. 13 (revised 2000), Net Income or Loss for the Period, Fundamental Errors and Changes in Accounting Policies; and
- SFAS No. 22 (revised 2000), Cash Flow Statements.

Following new presentation rules under SFAS No. 1 (revised 2000), SFAS No. 13 (revised 2000), and SFAS No. 22 (revised 2000), prior year financial statements were restated to conform with the format prescribed by the new standards. Changes made pertain principally to the presentation of the statements of income and cash flows, inclusion of a statement of changes in stockholders' equity and additional disclosures as required by the new standards.

The effect of adopting the new standards on the financial statements is not material.

Cash
Cash includes cash on hand and cash with banks.

Inventory Valuation
Crude oil inventory is valued at market.

Revenue Recognition
Revenue from petroleum operations is recognized as income at the time of production.

Marketable Securities
Marketable securities are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the stockholders' equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Property and Equipment
Property and equipment are carried at cost less accumulated depletion, depreciation and amortization. Wells, platforms and other facilities are depleted using the unit-of-production method based on estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped area. Other property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 5 years.

The costs of minor repairs and maintenance are charged to expense as incurred; significant renewals and betterment are capitalized. When assets are retired or otherwise disposed of, the cost and the related accumulated depletion, depreciation and amortization are removed from the accounts and any resulting gain or loss is credited or charged to operations.

Investments in Shares of Stock
Investments in shares of stock of affiliates which are more than 20% owned, or where the Company has the ability to significantly influence their operating and financial affairs, are carried at cost, increased or decreased by the Company's equity in net earnings or losses of affiliates and share in affiliate's revaluation increment since dates of acquisition. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the affiliates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of affiliates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in affiliate's revaluation increment, which is presented in the stockholders' equity section of the affiliate's balance sheets, is also shown in the stockholders' equity section of the Company's balance sheets.

Other investments in shares of stock are carried at cost, adjusted for any impairment in value when the market value fall below cost and the decline is judged to be permanent.

Deferred Oil Exploration and Development Costs
The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Income Taxes
Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the differences between the financial reporting bases of assets and liabilities and their related tax bases; (b) net operating loss carryover (NOLCO); and (c) minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Exchange gains or losses arising from foreign currency denominated transactions are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Earnings (Loss) Per Share
Earnings (loss) per share is determined by dividing net income (loss) by the weighted average number of shares issued and subscribed during the year after giving retroactive effect to any dividends declared and net of treasury shares.

New Accounting Pronouncement
In March 2000, the Accounting Standards Council (ASC) issued Exposure Draft (ED) No. 37, *The Effects of Changes In Foreign Exchange Rates (revised)*, which will eliminate the deferral of foreign exchange differentials and will allow the capitalization of foreign exchange losses only under modified conditions effective January 1, 2002.

After considering comments on ED No. 37, the ASC decided on a two-step approach to address the change in accounting for the effects of changes in foreign exchange rates, as follows: (1) eliminate deferral option effective for financial statements covering periods beginning on or after January 1, 2003 by amending SFAS No. 8, Accounting for the Effects of Changes in Foreign Exchange Rates; and (2) adopt IAS No. 21 (revised 1993) (basis of ED No. 37) effective for financial statements covering periods beginning on or after January 1, 2005. The Company will comply with the provisions of foreign exchange losses on a prospective basis as allowed by ED No. 37.

4. Receivables

Receivables consist of:

	2001	2000
Accounts with contract operator/partners	₱ **28,126,392**	₱ 35,011,971
Others:		
Due from affiliates	**61,053,371**	43,268,614
Accrued interest	**26,697,856**	19,891,792
Others	**655,077**	1,035,130
	₱ **116,532,696**	₱ 99,207,507

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC14 mentioned in Note 2.

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

The amounts due from affiliates bear interest rates ranging from 18% to 24% per annum in 2001 and 18.5% to 28.4% per annum in 2000.

5. *Property and Equipment*

Property and equipment consist of:

	2001	2000
Wells, platforms and other facilities	₱ 571,216,778	₱ 563,163,528
Office condominium units and improvements	14,009,422	14,009,422
Office furniture, fixtures and equipment	9,978,713	9,917,813
Transportation equipment	6,852,131	9,618,731
	602,057,044	596,709,494
Less accumulated depletion, depreciation and amortization	306,357,932	303,955,683
	₱ 295,699,112	₱ 292,753,811

As discussed in Note 2, the temporary suspension of the production activities in the WLO raises uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion, depreciation and amortization charged to operations amounted to ₱5,088,835 in 2001, ₱3,969,749 in 2000 and ₱4,556,066 in 1999.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱5.9 million in 2001 and ₱5.2 million in 2000.

Foreign exchange adjustments capitalized to wells, platforms and other facilities amounted to ₱268,793 in 2001 and ₱2,861,791 in 2000. Such foreign exchange adjustments relate to the Company's loans payable (see Note 8).

6. Investments and Advances

Investments and advances consist of:

	2001	2000
At equity	₱ 1,321,353,749	₱ 1,336,222,364
At lower of aggregate costs or market values:		
Marketable securities – at cost	241,576,136	241,400,932
Less allowance for decline in market value	165,321,670	158,702,120
	76,254,466	82,698,812
At cost – CJH Golf Club, Inc. (17 shares)	20,305,555	20,305,555
	₱ 1,417,913,770	₱ 1,439,226,731

As of December 31, 2001 and 2000, the CJH shares have a market value of ₱300,000 and ₱500,000 per share, respectively. Management believes that the decline in market value is not permanent, accordingly, no provision for impairment has been made.

The details of marketable securities are as follows:

	2001		2000	
	Cost	Market Value	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	₱101,061,306	₱ 9,682,208	₱101,061,306	₱ 4,997,269
Anglo Philippine Holdings Corporation – A	49,095,645	18,952,120	49,095,645	22,443,300
EDSA Properties Holdings Inc. (EPHI)	37,483,834	31,516,724	37,308,630	38,051,008
Vulcan Industrial & Mining Corporation – A	16,061,971	2,615,654	16,061,971	2,366,544
United Paragon Mining Corporation – A	12,803,152	738,423	12,803,152	1,136,036
Fil-Estate Land, Inc.	10,423,888	985,492	10,423,888	1,556,040
South China Resources, Inc.	2,775,235	444,732	2,775,235	711,571
Others	11,871,105	11,319,113	11,871,105	11,437,044
	₱241,576,136	₱76,254,466	₱241,400,932	₱82,698,812

As of December 31, 2001 and 2000, the marketable securities are carried at their aggregate market values, which are lower than their aggregate costs of ₱241,576,136 and ₱241,400,932, respectively. The gross unrealized losses on the decline in market value of marketable securities in 2001 and 2000 amounted to ₱165,321,670 and ₱159,444,498, respectively; on the other hand, the gross unrealized gain in 2000 amounted to ₱742,378. As of April 25, 2002, the aggregate costs of the portfolio exceeded the aggregate market values by ₱184,707,121.

The details of investments carried under the equity method are as follows:

	December 31, 2001			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Affiliate's Revaluation Increment	Carrying Value
EPHI – 9.02% owned	**₱506,944,714**	**₱ 106,518,261**	**₱485,818,990**	**₱1,099,281,965**
Penta Capital Investment Corporation (Penta Capital) – 40% owned	**158,648,939**	**16,241,501**	**–**	**174,890,440**
Penta Capital Holdings, Inc. (Penta Holdings) – 15% owned	**30,000,000**	**17,181,344**	**–**	**47,181,344**
	₱695,593,653	**₱139,941,106**	**₱485,818,990**	**₱1,321,353,749**

	December 31, 2000			
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends	Share in Affiliate's Revaluation Increment	Carrying Value
EPHI – 9.02% owned	₱506,944,714	₱ 87,838,104	₱486,619,833	₱1,081,402,651
Penta Capital – 40% owned	158,648,939	48,129,534	–	206,778,473
Penta Holdings – 15% owned	30,000,000	18,041,240	–	48,041,240
	₱695,593,653	₱154,008,878	₱486,619,833	₱1,336,222,364

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2000	Equity in Net Earnings (Losses) Including Amortization of Goodwill	Adjustment to Retained Earnings	Dividends	**Balance December 31, 2001**
EPHI	₱87,838,104	₱26,643,635	₱–	(₱7,963,478)	**₱106,518,261**
Penta Capital	48,129,534	3,596,937	(35,484,970)	–	**16,241,501**
Penta Holdings	18,041,240	(859,896)	–	–	**17,181,344**
	₱154,008,878	₱29,380,676	(₱35,484,970)	(₱7,963,478)	**₱139,941,106**

On December 14, 2000, EPHI issued new common shares to a stockholder after EPHI's stockholders waived their pre-emptive rights to subscribe to the new common shares. The issuance resulted in a decrease in the Company's proportionate share in the net assets of EPHI from 12.28% to 9.02%. This, however, resulted in a dilution gain amounting to ₱10,722,073 and is included in the 2000 statement of income.

The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱77,654,948 in 2001 and ₱90,722,803 in 2000.

The Company recognized its 2000 equity in net earnings of Penta Capital based on unaudited financial statements of the investee company, the audit of which was not yet completed. Subsequently, the audited financial statements became available. However, the report of the other auditors was qualified because of: (a) nonrecognition by Penta Capital subsidiaries – Penta Capital Finance Corporation (PCFC) (98.75% owned) and Intra-Invest Securities, Inc. (IISI) (50% owned) – of additional provision for probable losses of about ₱4.1 million and ₱8.8 million, respectively, and their corresponding deferred income tax asset of about ₱1.3 million and ₱2.8 million, respectively; and (b) nonrecognition by Penta Capital of allowance for probable losses on the uncollected interests on past due receivables from customers of about ₱2.8 million and the related deferred income tax asset of about ₱0.9

million. In addition, the reconciliation of the long outstanding difference of about ₱1.3 million between the general and subsidiary ledgers of due from customers account of IISI has not been completed. Had Penta Capital and its subsidiaries recorded the valuation reserves and deferred income tax assets, the Company's equity in net earnings of affiliates, retained earnings and net income for 2000 would have decreased by about ₱4.3 million.

In 2001, Penta Capital and its subsidiary charged directly against retained earnings the additional valuation reserve on the following:

Penta Capital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱ 44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327
PCFC:	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱ 88,712,427

The accounting treatment of recording directly against retained earnings instead of income the additional valuation reserve on certain assets as enumerated above does not conform with generally accepted accounting principles (GAAP).

As of December 31, 2001, IISI has valuation reserve deficiency on long outstanding due from customers of ₱7,962,152 and the related deferred income tax asset of ₱2,547,889. In addition, the reconciliation of the long outstanding difference of about ₱2,592,931 between the general and subsidiary ledgers of due from customers' account has not been completed.

Had Penta Capital and its subsidiaries followed GAAP and provided allowance for probable loss on long oustanding due from customers and the related deferred income tax assets, the Company's net loss would have increased and the equity in net earnings of affiliates and retained earnings would have decreased by ₱37.7 million in 2001.

The undistributed earnings of investees included in the Company's retained earnings amounting to ₱176,460,087 in 2001 and ₱154,008,878 in 2000 are not currently available for distribution as dividends unless declared by such investees.

Following is a summarized financial information of EPHI, Penta Capital and Penta Holdings (in millions):

	2001			2000		
	EPHI	**Penta Capital**	**Penta Holdings**	EPHI	Penta Capital	Penta Holdings
Total Assets	**₱14,096**	**₱526**	**₱387**	₱13,827	₱581	₱395
Total Liabilities	**660**	**106**	**87**	398	80	83
Net Income (Loss)	**224**	**9**	**(5)**	163	9	2

7. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes interest costs capitalized amounting to about ₱16.7 million in 2001 and about ₱14.0 million in 2000.

Foreign exchange adjustments capitalized to deferred oil exploration and development costs amounted to ₱456,863 in 2001 and ₱10,345,416 in 2000. Such foreign exchange adjustments relate to the Company's loans payable (see Note 8).

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof. The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

8. Loans Payable

Loans payable represent short-term borrowings from banks and affiliates which bear interest at rates averaging 16% and 18% a year in 2001 and 2000, respectively. The loans from banks are collateralized by certain noncurrent marketable securities and investments in shares of stock with a total market value of ₱396,656,456 as of December 31, 2001 and a mortgage participation indenture based on the appraised value of the office condominium units of the Company amounting to about ₱78 million as of September 8, 2000.

9. Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of:

	2001	2000
Trade	₱ 75,724,678	₱ 62,393,236
Accrued Expenses	7,906,158	9,177,873
Lease Payable	1,990,667	2,778,667
Others	583,864	921,744
	₱ 86,205,367	₱ 75,271,520

10. Capital Stock

The Company's authorized capital stock consist of:

	Number of Shares	Amount
Class A	930,000,000	₱ 930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges, except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock is listed in the Philippine Stock Exchange.

Since June 1990, Class B shares have been made available in the New York equities market through the American Depository Receipts (ADR) program on the basis of 2,000 Class B shares for every ADR.

The details and changes in the Company's issued and subscribed shares are as follows:

	2001		2000	
	Number of Shares	Amount	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	703,807,256	₱ 703,807,256	702,731,061	₱ 702,731,061
Issuance	81,306,014	81,306,014	1,076,195	1,076,195
Balance at end of year	785,113,270	785,113,270	703,807,256	703,807,256
Common Class B				
Balance at beginning of year	451,402,114	451,402,114	451,171,955	451,171,955
Issuance	43,447,024	43,447,024	230,159	230,159
Balance at end of year	494,849,138	494,849,138	451,402,114	451,402,114
	1,279,962,408	₱1,279,962,408	1,155,209,370	₱1,155,209,370
Subscribed:				
Common Class A				
Balance at beginning of year	214,766,873	₱214,766,873	215,843,068	215,843,068
Issuance	(81,306,014)	(81,306,014)	(1,076,195)	(1,076,195)
Balance at end of year	133,460,859	133,460,859	214,766,873	214,766,873
Common Class B				
Balance at beginning of year	164,974,199	164,974,199	165,204,358	165,204,358
Issuance	(43,447,024)	(43,447,024)	(230,159)	(230,159)
Balance at end of year	121,527,175	121,527,175	164,974,199	164,974,199
	254,988,034	₱ 254,988,034	379,741,072	₱ 379,741,072

Treasury stock as of December 31, 2001 consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱ 40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱ 63,179,358

11. Earnings (Loss) Per Share

Earnings (loss) per share was computed as follows:

	2001	2000	1999
Net income (loss)	**(₱ 21,137,791)**	₱ 26,297,088	₱ 11,260,267
Weighted average number of shares	**1,414,383,646**	1,534,950,442	1,534,950,442
Earnings (loss) per share	**(₱ 0.01494)**	₱ 0.01713	₱ 0.00734

12. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates which principally consist of loans and cash advances. These are shown under receivables, investments and advances, loans payable, accounts payable and accrued expenses, interest income (₱9,043,784 in 2001, ₱6,014,530 in 2000 and ₱9,003,791 in 1999) and interest expense (₱10,331,153 in 2001, ₱9,785,096 in 2000 and ₱8,266,224 in 1999) in the financial statements.

13. Costs and Operating Expenses

Costs and operating expenses consist of:

	2001	2000	1999
Petroleum operation (see Note 2)	**₱ 24,150,640**	₱ 20,159,825	₱ 18,349,190
Depletion expense (see Note 5)	**3,079,928**	2,153,866	2,550,290
Personnel expenses (see Note 15)	**526,844**	539,749	696,864
Professional fees	**–**	198,253	56,599
	₱ 27,757,412	₱ 23,051,693	₱ 21,652,943

14. General and Administrative Expenses

General and administrative expenses consist of:

	2001	2000	1999
Personnel expenses (see Note 15)	**₱ 7,867,150**	₱ 9,733,553	₱ 8,405,291
Depreciation expense (see Note 5)	**2,008,907**	1,815,883	2,005,776
Dues and subscription	**1,648,353**	1,467,137	1,034,973
Communication, light and power	**1,187,039**	823,875	845,478
Taxes and licenses	**1,080,362**	984,762	1,056,315
Repairs and maintenance	**700,798**	1,318,754	423,731
Outside services	**556,900**	973,702	2,286,647
Advertising expense	**404,206**	20,132	28,928
Supplies expense	**174,141**	138,763	202,879
Insurance expense	**166,940**	227,148	213,046
Representation and entertainment	**60,205**	47,458	74,132
Miscellaneous expenses	**812,916**	966,851	2,363,688
	₱ 16,667,917	₱ 18,518,018	₱ 18,940,884

15. Personnel Expenses

Personnel expenses consist of:

		2001		2000		1999
Salaries and wages	₱	**6,769,690**	₱	7,068,243	₱	6,739,561
Employees benefits		**1,363,437**		2,957,336		2,068,689
Social expenses		**260,867**		247,723		293,905
	₱	**8,393,994**	₱	10,273,302	₱	9,102,155

16. Income Taxes

The components of net deferred tax assets consist of:

		2001		2000
NOLCO	₱	**32,162,766**	₱	36,074,508
MCIT		**1,420,266**		1,269,558
		33,583,033		37,344,066
Less valuation allowance		**33,583,033**		37,344,066
	₱	**–**	₱	–

The provision for income tax consists of:

		2001		2000		1999
MCIT	₱	**476,808**	₱	577,503	₱	365,955
Final taxes on interest income and others		**61,689**		40,600		111,819
	₱	**538,497**	₱	618,103	₱	477,774

The current provision for income tax in 2001, 2000 and 1999 represents the MCIT. The excess of MCIT over the regular income tax as of December 31, 2001 amounted to ₱1,420,266. Of this amount, ₱365,955 can be claimed as tax credit against the regular income tax until 2002, ₱577,503 until 2003 and ₱476,808 until 2004.

As of December 31, 2001, the Company has NOLCO totaling ₱100,508,644. Of the amount, ₱30,632,666 will expire in 2002, ₱23,108,401 in 2003 and ₱46,767,577 in 2004.

As of December 31, 2001 and 2000, deferred tax assets were recognized for MCIT and NOLCO but a corresponding valuation allowance has been established since management believes that it is more likely that the carryforward benefits will not be realized prior to their expiration dates.

17. Commitments

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $0.9 million (₱48.5 million) in 2001.

18. Supplemental Disclosures of Cash Flow Information

		2001		2000		1999
Noncash investing and financing activities:						
Changes in unrealized losses on the decline in market value of investments	₱	**6,619,550**	₱	43,239,098	₱	44,351,187
Unrealized foreign exchange adjustments capitalized to wells, platforms, and other facilities and deferred oil exploration and development costs		**725,656**		13,207,207		1,571,833
Loans payable for additional investment in Penta Capital Investment Corp.		**–**		–		40,000,000

Board of Directors

Alfredo C. Ramos
Chairman

Henry A. Brimo
Vice Chairman

Nicasio I. Alcantara
Director

Gerard H. Brimo
Director

Maximo G. Licauco III
Director

Teodoro L. Locsin Jr.
Director

Honorio A. Poblador III
Director

Presentacion S. Ramos
Director

Augusto B. Sunico
Director

Officers

Alfredo C. Ramos
Chairman & President

Henry A. Brimo
Vice Chairman

Augusto B. Sunico
Executive Vice President & Treasurer

Francisco A. Navarro
Vice President - Exploration

Reynaldo E. Nazarea
Vice President - Finance & Administration

Adrian S. Arias
Corporate Secretary

Corporate Directory

INDEPENDENT PUBLIC ACCOUNTANTS
SyCip Gorres Velayo & Co

TRANSFER AGENT
Fidelity Stock Transfers, Inc.

CORPORATE OFFICES
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos.: (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 • (632) 631-5310
Email Address: phldrll@info.com.ph
Website: http://www.info.com.ph/~phldrll

BANKERS
Bank of the Philippine Islands
Citibank – N.A.
Development Bank of the Philippines
Rizal Commercial Banking Corporation
Metropolitan Bank & Trust Company
Unionbank of the Philippines
United Coconut Planters Bank